DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

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LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6808
pbozzell@dpw.com



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File No. 82-5201

May 11, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 11 2005
WASH. D.C.
185
SECTION

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Quarterly Report as of March 31, 2005.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Paul A. Bozzello
Administrative Clerk – Capital Markets

Enclosure

By Hand Delivery

dlw 5/20

GAMESA

QUARTERLY REPORT AS OF MARCH 31, 2005


SEC MAIL PROCESSING
MAY 11 2005
WASH. D.C.
SECTION

- **ACTUAL CONSOLIDATED INCOME STATEMENT FOLLOWING IFRS**

CURRENT (In Thousands Eur)	CONSOLIDATED INCOME / STATEMENT		
	MARCH 2004	MARCH 2005	GROWTH
REVENUES	294.939	486.394	65 %
EBITDA	47.651	101.200	112 %
NET INCOME	16.161	54.381	236 %

- GAMESA IS PRESENTING 2005 FINANCIAL REPORTS FOLLOWING IFRS RULES, FOR COMPARISON PURPOSES CONSOLIDATED INCOME STATEMENT AS OF MARCH 2004 HAS BEEN ALSO ADAPTED TO IFR WITH THE FOLLOWING MAIN ADJUSTMENTS:

  - ADJUSTMENT ON TREASURY STOCK GAIN FOR - 3.575 MM €
  - ADJUSTMENT ON GOODWILL DEPRECIATION FOR + 4.794 MM €
(THIS ADJUSTMENT ALSO APPLIES FOR 2005 ONWARDS)
  - ADJUSTMENT ON NEGATIVE GOODWILL FOR + 3.046 MM €
  - ADJUSTMENT ON EXTRAORDINARY RESULTS BASED ON INITIATION OF WORK IN PROGRESS ACCOUNTING PROCEDURES IN WIND FARMS SALE ACTIVITY, THAT WAS REALIZED ON PREVIOUS YEARS, AND BOOKED AS REVENUES FOR - 44.500 MM €